UNITOR

- **Operating result 11 (15), EBT 31 (16), EBIT 36 (33), EBITDA 56 (53)**
- **Solid sales growth of 7,8% in Unitor Ships Equipment**
- **Continued improvement on balance sheet and in cash flow**

2Q 2003


03029708

Financial performance

Operating revenue for the quarter was MNOK 536 (570) a decline of MNOK 34. The decline can be explained by negative currency effects of MNOK 47, constant sales volumes and a gain from the sale of a building in Greece of MNOK 13 as informed last quarter. Ships Service had a volume decline of 2,5% excluding the gain from the sale of the building while Ships Equipment delivered a solid volume growth of 7,8%.

The operating result was MNOK 11 (15) including the gain from the sale of a building. The decline in the operating result is effected by lower gross contribution due to the difference in gross margin between Ships Service and Ships Equipment. The lower contribution is compensated for by a lower operating cost level. Unitor will continue to focus on improving the cost efficiency.

EBITDA was MNOK 56 (53) and EBIT was MNOK 36 (33), both ratios were lower than previous year if the property gain is excluded. EBT was MNOK 31 (16) and in line with previous year excluding the property gain due better net financials mainly caused by a gain of MNOK 25 from realizing USD forward contracts .

Unitor has over the last 4 quarters, delivered EBIT that has substantially exceeded Operating results, because of currency gains on USD cash flow hedge contracts. However due a weaker USD Unitor has so far decided to stay more open on the USD cash flow exposure for the next 12 months. As a consequence we expect in the next quarters to be delivering EBIT closer to the Operating result.

The strong focus on the balance sheet continues to pay off. Total assets ended at MNOK 1,644 (1,779) a decrease of MNOK 135 from previous year and a decrease of MNOK 24 from previous quarter. The net interest bearing debt was MNOK 317 (514) and down MNOK 28 from previous quarter and down MNOK 52 from year end 2002. Unitor has per June 2003 hedged 62% of the total loan portfolio, at an average maturity of 3,2 years, at an average fixed rate of 2,34%. The equity increased to MNOK 874 giving an equity ratio of solid 53%.

The cash flow from operations was MNOK 25 for the quarter which is slightly lower than the previous quarter.

Unitor Ships Service

Unitor's traditional supply and service activity reported revenues of MNOK 404 (440). This include chemical sales to industrial market of MNOK 21 (25) . Average order size reached NOK 8 510,- for the quarter, slightly lower than 1 quarter.

In the beginning of the quarter our sales activity was influenced by the uncertainty created by the conflict in Iraq and by the SARS epidemic. However during the quarter the freight rates for our customers remained firm and Unitor's market position among larger operators remained strong as Unitor secured and renewed several large contracts in the quarter.

The Business Unit (BU) sales development showed mixed results with Chemicals having positive sales development, M & R and Refrigeration being flat and Safety ending slightly below last years level. The above development is particularly positive for the refrigeration BU, which is facing the challenge of their main product - HFCF refrigerants being phased out. To compensate for this Unitor have successfully launched new refrigerants which show solid sales growth and the revenue from these new products will replace the phased out products.

Unitor Ships Equipment

Sales revenue was MNOK 132 (130) , The newbuilding activities are very strong with shipyard orderintake staying at a high level.

Revenues from Marine Systems was MNOK 103 (84), a solid volume growth of 33,3%. The order intake for Marine Systems also developed positively and ended at MNOK 137 (86) . A main contributor to this was the successful efforts to regain contracts with Szczecin Shipyard following its re-organisation, in addition to an extremely strong growth in mainstream product groups like central gas installation, fixed fire fighting systems and HVAC.

Revenues from Marine Contracting was MNOK 24 (34) . The order intake was MNOK 4 mill reflecting the fluctuations in this business area. However Marine Contracting has a solid orderbook through 2005.

The division's total order reserve at June 2003 was MNOK 540.

In August Marine Contracting signed a thermal insulation contract for LNG tanker to be built at the Mitsui yard in Japan worth approximately MNOK 60.

Unitor has entered into an intentional sales agreement with the management of Unitor FiFi in order to sell 100% of the shares in the subsidiary. The effect has been accounted for as pr. June 1, 2003 and the financial consequences are immaterial.

Key ratios		2003 2 q	2002 2 q	2003 1 q	2002 4 q	2002 3 q
Operating revenues	MNOK	536	570	535	530	556
EBITDA	MNOK	56	53	66	43	57
EBIT	MNOK	36	33	46	23	39
EBT	MNOK	31	16	18	(33)	25
EPS	NOK	0.95	0.51	0.55	(1.30)	0.91
Cashflow from operations	NOK	25	174	30	92	83
Operating margin	%	2.1	3.5	0.8	(1.1)	2.2
EBITDA margin	%	10.4	9.6	12.4	8.2	10.2
EBT/Sales	%	5.8	2.6	3.4	(6.2)	4.7
Return on capital employed (ROCE)*	%	3.5	5.7	1.3	(1.8)	3.2
Return on equity (ROE)*	%	8.6	4.7	5.1	(12.0)	8.3
Average sale pr. order	NOK	8 510	8 902	8 649	8 632	8 759
Number of orders	Number	43 341	40 183	42 525	42 846	44 612
Number of employees	Number	1 185	1 236	1 234	1 251	1 243

* Annualised


Misc.
24
(16)
3%
Kjemi S.
60
(61)
7%
Chem.
260
(268)
32%
Maint.
& Rep.
192
(226)
23%
Refrig.
114
(130)
14%
Safety
169
(196)
21%

SALES BY PRODUCT GROUP UNITOR SHIPS SERVICE 1 h
Total MNOK 819 (MNOK 697)
()= 2002 figures


Marine
Contr.
47
(74)
19%
Chem.
1
(1)
0%
Unitor Fi-Fi
10
(15)
4%
Maint.
& Rep.
19
(22)
8%
Refrig.
21
(15)
8%
Safety
154
(118)
61%

SALES BY PRODUCT GROUP UNITOR SHIPS EQUIPMENT 1 h
Totalt MNOK 252 (MNOK 245)
()= 2002 figures


Misc.
21
(8)
5%
Kjemi S.
21
(25)
5%
Chem.
127
(129)
31%
Maint.&
Rep.
95
(110)
24%
Refrig.
60
(66)
15%
Safety
80
(102)
20%

SALES BY PRODUCT GROUP UNITOR SHIPS SERVICE 2 q
Total MNOK 404 (MNOK 440)
()= 2002 figures


Marine
Contr.
24
(34)
18%
Chem.
1
-
1%
Unitor Fi-Fi
5
(12)
4%
Maint.
& Rep.
9
(11)
7%
Refrig.
9
(8)
7%
Safety
84
(65)
63%

SALES BY PRODUCT GROUP UNITOR SHIPS EQUIPMENT 2 q
Totalt MNOK 132 (MNOK 130)
()= 2002 figures

Profit and loss statement

MNOK	2003 1 h	2002 1 h	2003 2 q	2002 2 q	2002
Operating revenues	**1 071**	**1 142**	**536**	**570**	**2 228**
Cost of goods sold	602	624	304	313	1 227
Wages and social benefits	211	225	99	106	444
Other operating costs	203	209	102	108	419
Ordinary depreciation	40	47	20	23	93
Restructuring cost and Write downs	20	5	0	5	53
Operating result	**(5)**	**32**	**11**	**15**	**(8)**
Net interest income/ (costs)	(5)	(7)	(3)	(4)	(13)
Net other financial gain/ (loss)	59	3	23	5	41
Net financial costs	**54**	**(4)**	**20**	**1**	**28**
Earnings before tax	**49**	**28**	**31**	**16**	**20**
Estimated taxes	20	9	13	5	10
Net profit	**29**	**19**	**18**	**11**	**10**

Balance sheet

MNOK	2003 1 h	2002 1 h	2002
Intangibles	229	255	231
Other long term assets	394	440	401
Inventories	449	433	443
Accounts receivable	426	490	434
Other short term receivables	44	46	38
Cash and bank deposits	102	115	68
Total assets	**1 644**	**1 779**	**1 615**
Total paid-in equity	599	599	599
Other equity	275	262	236
Total equity	**874**	**861**	**835**
Long term interest bearing liabilities	419	629	437
Other long term liabilities	8	4	9
Short term interest bearing liabilities	0	0	0
Other short term liabilities	343	285	334
Total liabilities	**770**	**918**	**780**
Total equity and liabilities	**1 644**	**1 779**	**1 615**

Analysis of cashflow

MNOK	2003 1 h	2002 1 h	2003 2 q	2002 2 q	2002
Net change in cash from operation	55	184	25	174	362
Net change in cash from investments	(2)	(35)	4	(21)	(58)
Net change in cash from financing	(19)	(178)	(5)	(169)	(380)
Net change in cash	**34**	**(29)**	**24**	**(16)**	**(76)**
Cash position 01.01	68	144	78	131	144
Cash position 30.06	**102**	**115**	**102**	**115**	**68**

Equity

	Paid-in equity	Other equity	Total Equity
Equity per 31.12.01	599	236	835
Net profit		29	29
Currency exchange differences		10	10
Equity per 30.06.03	599	275	874

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.
No changes in principles from Annual Report 2002.